

03053226

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26505

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ogilvie Security Advisors Corporation

OFFICIAL USE ONLY
FIRM ID NO.

PROCESSED SEP 05 2003 THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 N. Western Avenue
(No. and Street)

Lake Forest	IL	60045
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Hoag — 312-335-5476 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**



RECD S.E.C.
AUG 29 2003
535

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Debra Hoag, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Ogilvie Security Advisors Corporation, as of June 30, 2003, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 26th day of August 2003

Nancy J. Simenson
Notary Public


OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Signature

Executive Vice President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Ogilvie Security Advisors Corporation

Statement of Financial Condition

June 30, 2003

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934


AM&G
CHECKERS
SM

Altschuler, Melvoin and Glasser LLP

Certified Public Accountants and Consultants

Ogilvie Security Advisors Corporation
Table of Contents
June 30, 2003

	Page
Independent Auditors' Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to the Statement of Financial Condition	3 - 4


A M G
CHECKERS

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
Ogilvie Security Advisors Corporation

We have audited the accompanying statement of financial condition of Ogilvie Security Advisors Corporation as of June 30, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ogilvie Security Advisors Corporation at June 30, 2003 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
August 8, 2003

Ogilvie Security Advisors Corporation
Statement of Financial Condition
June 30, 2003

Assets

Cash and cash equivalents	$ 879,457
Concessions and commissions receivable	354,977
Receivable from clearing broker	149,213
Securities owned	102,013
Income taxes receivable	68,000
Other assets	4,198
Total assets	**$ 1,557,858**

Liabilities and Stockholders' Equity

Liabilities	
Commissions payable	$ 1,169,937
Accounts payable	3,398
Total liabilities	1,173,335
Stockholders' equity	
Preferred stock	70,000
Common stock	8,000
Additional paid-in capital	135,000
Retained earnings	171,523
Total stockholders' equity	384,523
Total liabilities and stockholders' equity	**$ 1,557,858**

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Ogilvie Security Advisors Corporation (the "Company") is a registered broker-dealer, investment advisor and general insurance agent, and provides variable life and annuity contracts, investment company products, and other investment services to individual and corporate clients located throughout the United States. The Company introduces customers on a fully disclosed basis to other brokers and investment advisors.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents are highly liquid investments purchased with a maturity of three months or less.

Securities Owned—Securities owned are valued at fair market value and consist of equity mutual funds of $34,502 and common stocks of $67,511 at June 30, 2003.

Income Recognition—Concessions and commissions earned on securities transactions and related commission expense are recorded on trade date. Concessions and commissions earned on partnership syndications and mutual funds and related commission expense are recorded on transaction date. Commissions earned on variable life and annuity contracts and related commission expense are recorded on the effective date of the contracts.

Note 2 Related-Party Transactions

The Company has an agreement with an affiliated company owned by the Company's common stockholder that provides that the affiliate pay for certain costs of operation, including but not limited to employee compensation and benefits, office space, utilities and administrative services.

Note 3 Commitments and Contingencies

In the normal course of business, the Company is subject to litigation and arbitration matters. The Company vigorously defends claims arising from such matters and, in the opinion of management, their resolution will not result in any material adverse effect on the Company's financial position.

Note 4 Off-Balance-Sheet and Financial Instrument Risk

Securities transactions of customers are introduced to and cleared through the Company's clearing broker on a fully disclosed basis, and under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to minimize the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with these guidelines is monitored daily and, accordingly, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Amounts due from the clearing broker represent a concentration of credit risk. The Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker with which it conducts business. The Company does not anticipate nonperformance by customers or its clearing broker.

The Company maintains cash in bank accounts that, at times, exceeds federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to significant credit risk on cash.

Note 5 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "net capital" equal to 6-2/3 percent of "aggregate indebtedness" or $50,000, whichever is greater, as these terms are defined.

Adjusted net capital and aggregate indebtedness change from day to day, but at June 30, 2003, the Company had net capital and net capital requirements of approximately $219,000 and $78,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.